EXHIBIT 99.5
                                                                    ------------


Gilbert Laustsen Jung
Associates Ltd.   Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2
(403) 266-9500    Fax (403) 262-1855



                        CONSENT OF INDEPENDENT ENGINEERS


We hereby consent to the use of and reference to our name and our reports, and the inclusion of information derived from our reports, evaluating Vermilion Energy Trust's petroleum and natural gas reserves as at December 31, 2004, in the registration statement on Form 40-F of Vermilion Energy Trust.

                                                Yours very truly,

                                                GILBERT LAUSTSEN JUNG
                                                ASSOCIATES LTD.

                                                ORIGINALLY SIGNED BY

                                                Keith M. Braaten, P. Eng.
                                                Vice-President


Dated: March 29, 2005
Calgary, Alberta